Alliance Entertainment Holding Corporation

8201 Peters Road

Suite 1000

Plantation, FL 33324

October 30, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alyssa Wall

Re:	Alliance Entertainment Holding Corporation Registration Statement on Form S-1 File No: 333-280106

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Alliance Entertainment Holding Corporation (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form S-1, File No. 333-280106, together with all amendments and exhibits thereto (the “Registration Statement”). The Registrant does not intend to conduct the offering of the shares of common stock contemplated by the Registration Statement due to changed circumstances since the filing of the Registration Statement. No shares of common stock of the Registrant have been or will be issued or sold under the Registration Statement.

Accordingly, the Registrant requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned via e-mail at bruce.ogilvie@aent.com, with a copy to Brad Shiffman, Esq. of Blank Rome LLP, the Registrant’s counsel, at brad.shiffman@blankrome.com.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements.

Please contact Mr. Shiffman at (212) 885-5442 with any questions you may have concerning this application of withdrawal of the Registration Statement, and please notify Mr. Shiffman when this application of withdrawal has been granted.

Very truly yours,

ALLIANCE ENTERTAINMENT HOLDING CORPORATION

By:	/s/ Bruce Ogilvie
Name:	Bruce Ogilvie
Title:	Executive Chairman

cc:	Brad Shiffman, Esq., Blank Rome LLP